

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Jasmin Corp.
Mr. Richard Rappaport
Secretary
1900 Avenue of The Stars,
Los Angeles, CA 90067

> **Re: Jasmin Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed September 5, 2017**
> **File No. 333-213425**

Dear Mr. Rappaport:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction